SOLOWIN HOLDINGS

Room 1910–1912A, Tower 3

33 Canton Road

Tsim Sha Tsui

Kowloon, Hong Kong

October 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	SOLOWIN HOLDINGS
Request for Withdrawal of Registration Statement on Form F-1, as amended (File No. 333-284439)

Ladies and Gentlemen:

On January 23, 2025, SOLOWIN HOLDINGS (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above referenced registration statement on Form F-1 (including all exhibits and schedules thereto) (the “Registration Statement”), which was thereafter amended on February 18, 2025, March 24, 2025 and April 16, 2025.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company has determined not to pursue the offering of securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Bevilacqua PLLC, attention: Kevin (Qixiang) Sun, Esq., at (202) 869-0888 ext. 101.

Thank you for your assistance in this matter.

Very truly yours,

SOLOWIN HOLDINGS

By;	/s/ Ling Ngai Lok
Name:	Ling Ngai Lok
Title:	Chief Executive Officer

cc:	Eddid Securities USA Bevilacqua PLLC Sichenzia Ross Ference Carmel LLP